Valneva to Participate in Multiple Events
at the 26th World Vaccine Congress in Washington DC

Lyon (France), March 26, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced its participation in the upcoming 26th World Vaccine Congress, which will take place from March 31 to April 2, 2026 at the Walter E. convention center in Washington, D.C. Led by the Company´s Chief Executive Officer, Thomas Lingelbach, a team of Valneva´s senior executives will participate in multiple events throughout the conference.
On April 1, 2026, at 9:40 am EST, Susanne Eder-Lingelbach, Vice President Clinical Development at Valneva, will present “Vaccine Development updates for chikungunya – Phase IV and real-world evidence studies".
Valneva and its partner Instituto Butantan recently announced the launch of a pilot vaccination campaign with Valneva’s single shot chikungunya vaccine IXCHIQ® in Brazil, which will serve as the basis for post-marketing commitment studies. Over 12,000 people have already been vaccinated as part of this campaign which evaluates the effectiveness and safety of IXCHIQ® in a real-world setting.
On the same day at 9:55 am EST, Valneva’s Chief Medical Officer, Dr. Juan Carlos Jaramillo, will take part in the “chikungunya and mosquito-borne vaccines: bridging outbreak response, manufacturing and market creation” panel discussion alongside Dr Mandeep Singh Dhingra, Head of R&D Programs at the Coalition for Epidemic Preparedness Innovations, Mary Magubo, Head of Advocacy Communication at the Ministry of Health Kenya, and moderated by Sushant Sahastrabuddhe, Deputy Director General, International Vaccine Institute.
The Company will also use the event as an opportunity to meet with current and potential partners. It will have a presence in the exhibition area at booth #538.

About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years1. In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas2. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.4
About Valneva SE
1 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
2 https://cmr.asm.org/content/31/1/e00104-16
3 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
4 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.
About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organizations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic disease threats and enable equitable access to them. CEPI has supported the development of more than 70 vaccine candidates or platform technologies against multiple known high-risk pathogens and is advancing the development of rapid response platforms for vaccines against a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95.5 billion to spend over a seven-year period (2021-2027).  Under Horizon Europe, health research will be supported with the aim of finding new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalized medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.
Media and Investor Relations Contacts

Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships and the progress, timing, results and completion of technology transfer and regulatory approvals in additional markets. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.